FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario L4K 2M9

Item 2 — Date of Material Change

July 5, 2018

Item 3 — News Release

The press release disclosing the material change was disseminated on July 5, 2018 through the facilities of CNW.

Item 4 — Summary of Material Change

The Company has announced that the agreement of purchase and sale in respect of the Company’s proposed acquisition of the property located in Grimsby, Ontario (the "Property") has been amended by the parties to extend the closing date to late July, 2018. The Agreement was amended to allow for the completion of the variance zoning process with the Town of Grimsby.

Once acquired, the Property is expected to house the Company’s 160,000 square foot cultivation facility. The proposed transaction was previously announced May 15, 2018.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

The Company has announced that the agreement of purchase and sale in respect of the Company’s proposed acquisition of the property located in Grimsby, Ontario (the "Property") has been amended by the parties to extend the closing date to late July, 2018. The Agreement was amended to allow for the completion of the variance zoning process with the Town of Grimsby.

Once acquired, the Property is expected to house the Company’s 160,000 square foot cultivation facility. The proposed transaction was previously announced May 15, 2018.

5.2 — Disclosure for Restructuring Transactions

N/A

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this report.

Item 8 — Executive Officer

Julian Fantino
Chairman
416-860-5665

Item 9 — Date of Report

August 14, 2018